UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUSSER HOLDINGS CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $.01 per share
(Title of Class of Securities)

869233106
(CUSIP Number of Class of Securities Underlying Common Stock)

E. V. Bonner, Jr.
Executive Vice President & General Counsel
Susser Holdings Corporation
4525 Ayers Street
Corpus Christi, Texas 78415
Telephone: (361) 884-2463
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Copy to:

Rod Miller, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Attached as exhibits are copies of (1) the Definitive Proxy Statement for the Annual Meeting of Shareholders of Susser Holdings Corporation (the “Company”) to be held on May 26, 2010 (the “Proxy Statement”), filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2010 and mailed to shareholders on or about this date, which contains (among other agenda items to be submitted to a shareholder vote at such Annual Meeting) a proposal asking the Company’s shareholders to approve a proposed amendment to the 2006 Equity Incentive Plan to permit a one-time, value-for-value compensatory stock option exchange program for employees other than the Company’s chief executive officer and directors (the “Option Exchange Program”), for the purpose of re-pricing underwater options now held by those employees who will be eligible to participate and (2) a slide presentation used in connection with an oral presentation made to participating employees at a meeting in Houston, Texas, on April 20, 2010 regarding the proposed Option Exchange Program.  The Company will show the same presentation regarding the proposed Option Exchange Program at a second meeting for employees in Corpus Christi, Texas on April 21, 2010.  The Company may also show the same presentation in connection with any make-up meeting for employees who were unable to attend the original meetings.

The attached Proxy Statement and the employee slide presentation filed as exhibits to this Schedule TO do not constitute an offer to employees who hold any of the Company’s outstanding stock options to exchange those options for options with a new exercise price.  The proposed Option Exchange Program will only be commenced, if at all, if the Company’s shareholders approve the proposal to approve the amendment to the 2006 Equity Incentive Plan to permit the Option Exchange Program by the requisite vote of a majority of the shares present in person or by proxy at the meeting.

The Option Exchange Program has not commenced, and will not be undertaken unless and until the Company’s shareholders approve the proposed amendment to the 2006 Equity Incentive Plan.  If and when the Option Exchange Program commences, the Company will provide those option holders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the program.   Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the program.

If the necessary shareholder approval is obtained at the upcoming Annual Meeting of Shareholders, the Company will commence the proposed Option Exchange Program and file the required disclosures with the SEC as part of a tender offer statement on Schedule TO.  The Company’s shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge at www.sec.gov.  In addition, the Company’s shareholders and option holders may obtain free copies of the tender offer documents, when available, by directing a written request to Susser Holdings Corporation, P.O. Box 9036, Corpus Christi, Texas 78469-9036, Attn: Investor Relations or InvestorRelations@Susser.com, or by telephone at (361) 884-2463.

Item 12.	Exhibits.

Exhibit Number	Description

99.1	Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders of Susser Holdings Corporation (filed with the SEC on April 20, 2010 and incorporated herein by reference).

99.2	Presentation regarding the proposed Option Exchange Program, dated April 20, 2010.